FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
4
1.	Stock Dividend - Record Date announcement

"TELEFÓNICA, S.A.", on behalf of whom and represented by Joaquin de Fuentes Bardaji, Vice- Secretary of the Board of Directors of this same Company, hereby announces the following:

That yesterday, January 16th, 2003, the Prospectus corresponding to the increase in the share capital of "Telefonica, S.A.", to be charged to freely disposable reserves, has been verified and registered by the Spanish National Securities Market Commission, by which 97,213,225 new Company shares, will be issued.

The new shares are ordinary shares of one single existing series, with a nominal value of 1.00 Euro each, with the same rights as those Telefonica's shares currently outstanding, and represented by book entries. The capital increase will be made in its entirety to be charged to freely distributable reserves in the proportion of one (1) new share for every fifty (50) currently existing shares of the Company.

Telefonica, S.A. states its intention to publish the corresponding official announcement of the capital increase in the Official Gazette of the Mercantile Register ("Boletín Oficial del Registro Mercantil" or "BORME") of January 27th, 2003, thus Telefonica's shareholders who appear as such according to the accounting records of the Spanish Securities Settlement and Clearance Service ("SCLV") or its member entities ("entidades adheridas") at 24:00 on this same day will enjoy the right of free allocation of the new shares. In accordance with this, the period for the free allocation of the new shares and for the trading of the corresponding rights of free allocation will begin on January 28th, 2003, (working day following the publication of the aforementioned official announcement) and will end on February 11th, 2003 .

The official announcement is the following:

TELEFÓNICA, S.A.

Share capital increase on account of distributable reserves

In compliance with Article 158 of the Law of Corporations, it is made public that the Board of Directors of TELEFÓNICA, S.A. (hereinafter, "TELEFÓNICA" or the "Company") under the authorisation granted in its favour by the Annual General Shareholders' Meeting of the Company held on April 12th, 2002, resolved by way of the resolutions adopted on December 18th, 2002 to execute the resolution on the increase in the share capital of Telefonica, S.A. to be charged to freely distributable reserves, to which A) and B) paragraphs of point V of the Agenda of the aforementioned Shareholders' Meeting, increasing the Company's share capital by the amount of Euros 97,213,225 through the issue of 97,213,225 new ordinary shares, which will be freely allocated to the Company's shareholders in the proportion of one (1) new share for every fifty (50) currently existing shares of the Company, with the following characteristics:

  Face value of the new shares: The face value of each new share will be Euro 1.00.

  Form: The new shares will be represented by book entries and will be ruled by the regulations of the Securities Market, being the Spanish Securities Settlement and Clearance Service (hereinafter the "SCLV") the entity in charge of the accounting records.

  Type of issue: The issue price is par value, that is to say, Euro 1.00 per share. The issue will be completely paid-up out of distributable reserves.

No expenses or commissions will be charged by the Issuer for the allocation of the new shares. Notwithstanding, the participating entities may apply, in accordance with the current legislation in force, the commissions and expenses for the allocation of the shares and for the trading of the free allocation rights.

  Balance sheet on which the operation will be based: In compliance with that provided for in article 157.2 of the Law of Corporations, this operation will be based on the Balance sheet approved by the Annual General Shareholders' Meeting held on April 12th, 2002, and referred to December 31st, 2001. The said Balance sheet was duly verified by the Company's Accounts Auditor "Deloitte España, S.L." (previously named "Arthur Andersen y Cia. S. Com.") on March 14th, 2002.

  Free allocation rights: TELEFÓNICA's shareholders who appear as such according to the accounting records of the SCLV or its member entities ("entidades adheridas") at 24:00 on the day of publication at the Official Gazette of the Mercantil Register ("Boletín Oficial del Registro Mercantil" or "BORME") of this announcement (January 27 th, 2003), will enjoy the right of free allocation of the new shares in the proportion of one (1) new share for every fifty (50) held.

In order to maintain the ratio of one (1) new share for every fifty (50) old ones held, the Company has renounced thirty six (36) of the free allocation rights derived from its treasury stock.

  Period for the allocation and transfer of the rights of free allocation in the Stock Exchange (hereinafter the "Period of Free Allocation"):. The period for the negotiation of the rights of free allocation on the Spanish Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System ("Sistema de interconexión Bursatil"), will begin on January 28th, 2003 and will end on February 11th , 2003 .

  Non allocated shares: Once the period of free allocation of the new shares has ended, the shares which are not allocated for reasons not attributable to TELEFONICA, will be kept in deposit at the disposal of such person who may evidence his/her rightful ownership. Once three years have elapsed from the end of the period of free allocation, the shares which are still pending allocation may be sold according to that provided for in article 59 of the Law of Corporations, on behalf and at the risk of the persons concerned. The proceeds of this sale, once the expenses of this sale and the above mentioned deposit are deduced, shall be deposited at the disposal of the persons concerned at the Bank of Spain ("Banco de España") or at the General Deposit Fund ("Caja general de Depositos").

  Disbursement: The disbursement will be made in its entirety from the disposable reserves (specifically it will be debited to the Revaluation Reserve account ("Reserva de Revalorizacion"), coming under the name "Revaluation of Tangible Fixed Assets 1986" ("RVA Revalorizacion Inmovilizado Material 1986"), executed under the provisions of article 3 of the Law of December 31st , 1945), and will take place when the Company's competent governing body, once the period of free allocation has ended, formally applies the reserves, in the amount of the increase, to share capital.

  Voting and economic rights: The new shares issued will entitle holders to receive the entire amount of the dividends distributed from the time of the ending of the free allocation period.

  Issue prospectus: TELEFÓNICA has prepared an abridged informative prospectus, in accordance with the requirements established under the Spanish Securities Market Regulations, which has been verified and filed by the Spanish National Securities Market Commission ("Comision Nacional del Mercado de Valores") on January 16th , 2003, and is publicly available at TELEFONICA's registered office (Gran Via 28, Madrid) and the Spanish National Securities Market Commission.

  Entities through which the allocation may be conducted: The allocation of the new shares may be conducted through any entity member to the SCLV within the period of free allocation.

Banco Bilbao Vizcaya Argentaria, S.A. will act as agent entity.

  Listing on the Stock Exchange: The Company will apply for the listing of the shares subject to this capital increase on the four Spanish Stock Exchanges and on the Automated Quotation System ("Sistema de Interconexion Bursatil"- "Mercado Continuo"), as well as for listing on the foreign Stock Exchanges on which the Company's shares are already traded, and their inclusion in the Stock Exchange Automated Quotation System (SEAQ International).

Notwithstanding the foregoing, the applicable rules and regulations of the respective countries in which the Company's shares are traded should be considered, by virtue of the fact that the Company's shares are traded on the stock exchanges of New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Lima, and Sao Paulo.

Madrid, January 17th, 2003

The Vice - Secretary of the Board of Directors

Joaquín de Fuentes Bardaji

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	January 17th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors